# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Gogoro Inc., CIK 0001886190
CUSIP: G9491K139
Title of class of securities: Ordinary shares, par value $0.002 per share
Address of issuer's principal executive offices: 11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan district, Taipei, Taiwan (F5), 105
Date of event which requires filing of this statement: 06/22/2026
Filed by CIK 0001923287
Persons authorized to receive notices and communications: Gold Sino Assets Limited, Vistra Corporate Services Centre, Ground Floor, NPF Building, Beach Road, Apia, Samoa (Y0), Ext 5501, 886-2-8161-9888

## Reporting persons
- Gold Sino Assets Limited (CIK 0001923287): type of reporting person: other (OO); citizenship or place of organization: Samoa (Y0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,103,591; sole dispositive power 0; shared dispositive power 10,103,591; aggregate amount beneficially owned 10,103,591 (49.01% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents (i) 9,561,657 ordinary shares of the Issuer, par value US$0.002 per share ("Ordinary Shares") held by Gold Sino Assets Limited ("Gold Sino") as of the date hereof, and (ii) 541,934 Ordinary Shares issuable as of the date hereof upon the exercise of the warrant issued to Gold Sino pursuant to a share and warrant purchase agreement, dated as of May 31, 2024 by and between the Issuer and Gold Sino (the "Warrant"), as adjusted upon the completion of the 1-for-20 share consolidation as reported in the Issuer's Form 6-K filed on September 16, 2025. Each Ordinary Share is entitled to one (1) vote per share.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 20,615,517 Ordinary Shares, issued and outstanding as of the date hereof, plus issuable shares upon exercise of the Warrant, as determined based on the information provided by the Issuer and assuming upon the exercise of the Warrant.
- CHUNG YAO YIN: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,598,129; sole dispositive power 0; shared dispositive power 10,598,129; aggregate amount beneficially owned 10,598,129 (51.41% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents (i) 9,561,657 Ordinary Shares held by Gold Sino as of the date hereof, (ii) 541,934 Ordinary Shares issuable upon the exercise of the Warrant held by Gold Sino as of the date hereof, and (iii) 494,538 Ordinary Shares held by Peng-Lin Investment Co., Ltd. ("Peng-Lin"). Each Ordinary Share is entitled to one (1) vote per share. Following the death of Mr. Chung Yao Yin's father, Mr. Yin, his mother and another successor became entitled under the laws of descent and distribution to one-third each of the Gold Sino shares formerly held by his father. On June 22, 2026, Mr. Yin's mother agreed to assign her entitlement to one-third of the Gold Sino shares to Mr. Yin. In addition, Mr. Yin holds a majority equity interest in and has control over Peng-Lin. As a result of the foregoing, Mr. Yin may be deemed to have voting and dispositive power over all the shares held by Gold Sino and Peng-Lin.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 20,615,517 Ordinary Shares, issued and outstanding as of the date hereof, plus issuable shares upon exercise of the Warrant, as determined based on the information provided by the Issuer and assuming upon the exercise of the Warrant.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.002 per share
Name of issuer: Gogoro Inc.
Address of issuer's principal executive offices: 11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan district, Taipei, Taiwan (F5), 105
Comment:
This Amendment No. 3 to Schedule 13D (this "Amendment") hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission" or "SEC") on April 14, 2022, as amended by Amendment No. 1 thereto filed with the SEC on June 5, 2024 and Amendment No. 2 thereto filed with the SEC on March 12, 2026 (as so amended, the "Schedule 13D"), on behalf of (i) Gold Sino Assets Limited, a Samoa company ("Gold Sino"), and (ii) Mr. Chung Yao Yin, a citizen of Taiwan ("Mr. Yin" and together with Gold Sino, collectively, the "Reporting Persons" and each, a "Reporting Person"). This Amendment represents an initial Schedule 13D filing for Mr. Yin. Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 13D.

The Issuer's ordinary shares are listed on the Nasdaq Global Select Market under the symbol "GGR".

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being jointly filed by (i) Gold Sino Assets Limited, a Samoa company, and (ii) Mr. Chung Yao Yin, a citizen of Taiwan. Following the death of Mr. Yin's father, Mr. Yin, his mother, and another successor became entitled under the laws of descent and distribution to one-third each of the Gold Sino shares formerly held by his father. On June 22, 2026, Mr. Yin's mother agreed to assign her entitlement to one-third of the Gold Sino shares to Mr. Yin. As a result of the foregoing, Mr. Yin may be deemed to have voting and dispositive power over the shares held by Gold Sino. Yang Wen Chun is a citizen of Taiwan and the sole director of Gold Sino ("Ms. Yang"). Ms. Yang does not have or share any voting power or investment power with respect to the securities being reported on the Schedule 13D.

The Reporting Persons have entered into a joint filing agreement dated July 14, 2026, a copy of which is attached hereto as Exhibit 99.1.
Residence or business address:
The address for the principal business office of Gold Sino is:

Vistra Corporate Services Centre Ground Floor
NPF Building Beach Road, Apia, Samoa

The address for the principal business office of Mr. Yin is:
11F, Building C, No. 225, Section 2, Chang'an E. Rd., SongShan District, Taipei City, Taiwan
Present principal occupation or employment: The principal business of Gold Sino is as a holding company of its passive investment. It does not conduct any other businesses. Gold Sino holds or owns various types of assets including shares of listed companies such as the Issuer and private equity. Mr. Yin is a director of the Issuer, the chairman of Nan Shan Life Insurance Company, Ltd. and, based on the entitlement and assignment arrangement described in Item 2(a), may be deemed to have voting and dispositive power over the shares held by Gold Sino.
Criminal convictions in the last five years: Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:

Following the death of Mr. Yin's father, Mr. Yin, his mother, and another successor became entitled under the laws of descent and distribution to one-third each of the Gold Sino shares formerly held by his father. On June 22, 2026, Mr. Yin's mother agreed to assign her entitlement to one-third of the Gold Sino shares to Mr. Yin. No Ordinary Shares were directly acquired by Mr. Yin in connection with such events. The change in beneficial ownership results from the entitlement and assignment arrangement described herein.

The information set forth in or incorporated by reference into Items 2, 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

On September 16, 2025, the Issuer announced that, at the request of the Issuer, Mr. Yin agreed to issue an undertaking to the lenders led by Mega International Commercial Bank Co., Ltd. ("Mega") that he will procure equity investments in the Issuer with an aggregate investment amount of NTD$2,500 million by December 31, 2026 (the "Undertaking"). The Undertaking was provided to facilitate discussions regarding a potential further amendment to the syndicated credit facility agreement with Mega, as mandated lead arranger, and the other lenders. Such equity investments are expected to be made based on the prevailing market price of the Issuer's Ordinary Shares at the time of the investments, subject to approval by the audit committee and the board of directors of the Issuer as applicable.

On March 12, 2026, the Issuer announced the new equity investment under the share purchase agreement, comprising the issuance of 5,300,000 Ordinary Shares to Gold Sino for an aggregate subscription price of approximately US$16.7 million. As announced by the Issuer, the new equity investment was the first equity investment secured by Mr. Yin pursuant to the Undertaking. Gold Sino acquired the purchased shares for investment purposes. To the extent Mr. Yin procures further equity investments in the Issuer in satisfaction of the Undertaking, such investments may result in the acquisition of additional securities of the Issuer, including by Gold Sino or its affiliates, and a corresponding change in the Issuer's capitalization. As noted in the Issuer's announcements, any such equity investments remain subject to further negotiation, the execution of definitive agreements and approval by the audit committee and the board of directors of the Issuer as applicable, and there can be no assurance that any such equity investments will be procured or completed.

The Reporting Persons intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Ordinary Shares not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, as amended. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), the Reporting Persons each currently expects that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations.

The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(d) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and the responses of each Reporting Person to Rows 7 through 13 of the cover pages of the Schedule 13D are hereby incorporated by reference in its entirety into this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in the Schedule 13D, no transactions in the Ordinary Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Item 5(e) of the Schedule 13D is hereby amended by incorporating the information set forth in Item 3, which is hereby incorporated by reference into this Item 5(e).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs:

The information set forth in Items 2 and 3 of this Amendment is hereby incorporated by reference in its entirety into this Item 6.

The information set forth in or incorporated by reference into Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
EXHIBIT INDEX

Exhibit
Number Description of Exhibit
99.1 Joint Filing Agreement, dated July 14, 2026, by and between the Reporting Persons

## Signatures
- Gold Sino Assets Limited: By: /s/ Yang Wen Chun, Yang Wen Chun / Director (07/14/2026)
- CHUNG YAO YIN: By: /s/ Chung Yao Yin, Chung Yao Yin (07/14/2026)